SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO/A
(Rule 13e-4)
(Amendment No. 1)

TENDER OFFER STATEMENT
UNDER
SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

NU SKIN ENTERPRISES, INC.
(NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (OFFEROR))

CERTAIN OPTIONS TO PURCHASE CLASS A COMMON STOCK, PAR VALUE $0.001 PER SHARE,
HAVING AN EXERCISE PRICE OF $10.00 PER SHARE OR MORE
(TITLE OF CLASS OF SECURITIES)

n/a*
(CUSIP NUMBER OF CLASS OF SECURITIES)

M. TRUMAN HUNT
EXECUTIVE VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
NU SKIN ENTERPRISES, INC.
75 WEST CENTER STREET
PROVO, UT 84601
(801) 345-6100
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
COMMUNICATIONS ON BEHALF OF FILING PERSON)

COPY TO:
NOLAN S. TAYLOR, ESQ.
DORSEY & WHITNEY LLP
170 SOUTH MAIN STREET, SUITE 900
SALT LAKE CITY, UTAH 84101
(801) 933-7360

AMOUNT PREVIOUSLY PAID: $1,012
FORM OR REGISTRATION NO.: 5-49939
FILING PARTY: Nu Skin Enterprises, Inc.
DATE FILED: September 17, 2001

[   ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[   ]  third party tender offer subject to Rule 14d-1.
[X]  issuer tender offer subject to Rule 13e-4.
[   ]  going-private transaction subject to Rule 13e-3.
[   ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [   ]

*  There is no trading market or CUSIP Number for the options. The CUSIP Number for the underlying Class A common stock is 67018T105.

INTRODUCTION

        This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on September 17, 2001 (the “Schedule TO”), relating to the offer by Nu Skin Enterprises, Inc. (“Nu Skin”) to exchange certain outstanding options to purchase shares of Nu Skin’s Class A common stock held by Eligible Optionholders granted under the Second Amended and Restated Nu Skin Enterprises, Inc. 1996 Stock Incentive Plan having an exercise price equal to or greater than $10.00 per share for new options to purchase shares of Nu Skin’s Class A common stock upon the terms and subject to the conditions set forth in the Offer to Exchange, dated September 17, 2001 (the “Offer to Exchange”), a copy of which is attached as Exhibit (a)(1) to the Schedule TO, and in the following documents attached as exhibits to the Schedule TO: the memorandum from Claire H. Averett, Vice President of Human Resources dated September 17, 2001, the Election Form, the Notice to Change Election From Accept to Reject and the Promise to Grant Stock Options.

        Except as provided in this Amendment, this Amendment does not alter the terms and conditions previously set forth in the offer. Capitalized terms used and not defined in this Amendment have the meanings given to those terms in the Schedule TO and its exhibits.

Item 8. Interest in Securities of the Subject Company

        Item 8 is hereby amended and supplemented as follows:

        (b)   Section 12 of the Offer to Exchange (Interests of directors and officers; transactions and arrangements concerning the options), which begins on page 32 of the Offer to Exchange, is hereby amended as follows:

        The first subsection of Section 12 (“Interests of directors and officers.”), which is found on page 32 of the Offer to Exchange, is hereby amended by deleting the entire subsection and replacing it with the following:

         "Interests of directors and officers.

        Our executive officers are eligible to participate in the offer; however, our directors and members of our executive management committee are not eligible to participate in the offer. We do not currently know if any of our Eligible Optionholders who are executive officers or affiliates will participate in the offer, but we expect most of our executive officers who are Eligible Optionholders to participate in the offer.

        A list of our directors and executive officers is attached to this Offer to Exchange as Schedule A. As of August 31, 2001 our executive officers and directors (sixteen (16) persons) as a group beneficially owned options outstanding under our 1996 Stock Plan to purchase a total of 2,312,999 of our shares of Class A common stock, which represented approximately 43% of the shares subject to all options outstanding under the 1996 Stock Plan as of that date. “

        The second subsection of Section 12 (“Transactions in the stock options”), which is found on page 32 of the Offer to Exchange, is hereby amended by deleting the entire subsection and replacing it with the following:

        “Transactions in the shares of common stock and stock options.

        In the 60 days prior to and including August 31, 2001, the executive officers and directors of Nu Skin had the following transactions in Nu Skin shares of common stock and Nu Skin stock options:

On July 31, 2001, Steven J. Lund transferred 735 shares, with a market value of $6.95 per share, from a fixed charitable trust to a family limited liability company.

On August 1, 2001, Sandra N. Tillotson transferred 7, 500 shares, with a market value of $6.77 per share, to the Salt Lake Olympic Committee.

On August 1, 2001, The Steven J. and Kalleen Lund Foundation transferred 7,500 shares, with a market value of $6.77 per share, to the Salt Lake Olympic Committee.

On August 31, 2001, Steven J. Lund transferred 383 shares, with a market value of $6.85 per share, from a fixed charitable trust to a family limited liability company.

On August 31, 2001, Mark Adams was issued options under the 1996 Stock Plan to purchase 7,500 shares of Class A common stock, at a price of $6.85 per share.

On August 31, 2001, Takashi Bamba was issued options under the 1996 Stock Plan to purchase 15,000 shares of Class A common stock, at a price of $6.85 per share.

On August 31, 2001, Lori Bush was issued options under the 1996 Stock Plan to purchase 7,500 shares of Class A common stock, at a price of $6.85 per share.

On August 31, 2001, Joseph Y. Chang was issued options under the 1996 Stock Plan to purchase 12,500 shares of Class A common stock, at a price of $6.85 per share.

On August 31, 2001, John Chou was issued options under the 1996 Stock Plan to purchase 10,000 shares of Class A common stock, at a price of $6.85 per share.

On August 31, 2001, Robert Conlee was issued options under the 1996 Stock Plan to purchase 12,500 shares of Class A common stock, at a price of $6.85 per share.

On August 31, 2001, Truman Hunt was issued options under the 1996 Stock Plan to purchase 17,500 shares of Class A common stock, at a price of $6.85 per share.

On August 31, 2001, Richard King was issued options under the 1996 Stock Plan to purchase 10,000 shares of Class A common stock, at a price of $6.85 per share.

On August 31, 2001, Corey Lindley was issued options under the 1996 Stock Plan to purchase 17,500 shares of Class A common stock, at a price of $6.85 per share.

On August 31, 2001, Max Pinegar was issued options under the 1996 Stock Plan to purchase 2,500 shares of Class A common stock, at a price of $6.85 per share.

On August 31, 2001, Scott Schwerdt was issued options under the 1996 Stock Plan to purchase 10,000 shares of Class A common stock, at a price of $6.85 per share.

On August 31, 2001, Mark Wolfert was issued options under the 1996 Stock Plan to purchase 12,500 shares of Class A common stock, at a price of $6.85 per share.

        Except as otherwise described above, there have been no transactions in options to purchase our shares or in our shares which were effected during the 60 days prior to and including August 31, 2001, by Nu Skin or, to our knowledge, by any executive officer or director of Nu Skin.”

Item 10 Financial Statements

        Item 10 is hereby amended and supplemented as follows:

        (a)   The information set forth under Item 12 below is incorporated herein by reference.

        The first paragraph under Section 24 (“Miscellaneous”), which is found on page 40 of the Offer to Exchange, is hereby amended by deleting the entire paragraph and replacing it with the following:

        “Our SEC reports referred to above include ‘forward-looking statements’ within the meaning of Section 27A of the Securities Act and Section 21E of the Securities and Exchange Act. All statements by us regarding our expected future financial position and operating results, our business strategy, our financing plans and expected capital requirements, forecasted trends relating to our products and services or the markets in which we operate and similar matters are forward-looking statements. The documents we have filed with the SEC, including our Annual Report on Form 10-K filed on April 2, 2001, discuss some of the risks that could cause our actual results to differ from those contained or implied in the forward-looking statements.”

Item 12 Exhibits

        Item 12 is hereby amended and supplemented as follows so as to add Exhibit (a)(9) attached hereto:

         (a)(1)*  Offer to Exchange Certain Outstanding Options for New Options dated September 17, 2001.

         (2)*       Election Form

         (3)*      Memorandum from Claire H. Averett, Vice President of Human Resources to Employees dated September 17, 2001.

         (4)*       Notice to Change Election From Accept to Reject.

         (5)*       Form of E-Mail Confirmation of Receipt of Election to Exchange Options.

         (6)*       Form of Promise to Grant Stock Option(s).

        (7)*        Nu Skin’s Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2001, filed with the SEC on August 14, 2001, is incorporated herein by reference.

         (8)*        Exhibit No. 13 to Nu Skin's Annual Report on Form 10-K/A for its fiscal year ended December 31, 2000, filed with the SEC on September 14, 2001, is incorporated herein by reference.

         (9)           Form of E-Mail Reminder to Eligible Optionholders

         (b)           Not applicable.

        (d)(1)*     Second Amended and Restated Nu Skin Enterprises, Inc. 1996 Stock Incentive Plan filed as Exhibit 10.39 to the Nu Skin Annual Report on Form 10-K for the fiscal year ended December 31, 1999, and incorporated herein by reference.

         (2)*        Form of Nu Skin Enterprises, Inc. Second Amended and Restated 1996 Stock Incentive Plan Master Stock Option Agreement and Stock Option Schedule.

         (g)          Not applicable.

         (h)          Not applicable.

         * Previously filed.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Nu Skin’s Tender Offer Statement on Schedule TO is true, complete and correct.

NU SKIN ENTERPRISES, INC.

By:   /s/ Corey B. Lindley
         Corey B. Lindley
Its:    Executive Vice President and
         Chief Financial Officer

Date: October 10, 2001

INDEX TO EXHIBITS

EXHIBIT
NUMBER	DESCRIPTION
(a)(9)	Form of E-Mail Reminder to Eligible Optionholders